December 20, 2018

David Doft
Chief Financial Officer
MDC Partners Inc.
745 Fifth Avenue
New York, NY 10151

       Re: MDC Partners Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           Form 10-Q for the Quarter September 30, 2018
           Filed November 1, 2018
           File No. 001-13718

Dear Mr. Doft:

       We have reviewed your October 2, 2018 response to our comment letter and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2018

2. Revenue, page 8

1. Please refer to ASC 606-10-50-12 and revise future filings to address the following:
        describe the nature of your performance obligations in greater detail; clarify how you determined that you had more than one performance obligation with
         respect to your advertising services and media services arrangements; discuss how you determined that you act as an agent for your production services and
         media buying services; and
        for performance obligations satisfied over time, describe in greater detail the input methods used and how those methods are applied.

       You may contact Kathryn Jacobson, Senior Staff Accountant at (202)
551-3365
or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions
 David Doft
MDC Partners Inc.
December 20, 2018
Page 2

regarding comments on the financial statements and related matters.



FirstName LastNameDavid Doft                               Sincerely,
Comapany NameMDC Partners Inc.
                                                           Division of
Corporation Finance
December 20, 2018 Page 2                                   Office of
Telecommunications
FirstName LastName